 Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

July 21, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Alliance Petroleum Corporation (the “Company”)

                        Amendment No. 3 to Registration Statement on Form S-1

Filed July 21, 2011

                        File No. 333-171123

Dear Mr. Schwall:

Pursuant to the staff’s comment letter dated June 29, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 3 to the Company’s Form S-1 was filed with the Commission via EDGAR on July 21, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 2 to the Company’s Form S-1.

General

1.

Please review marked changes to the document from the prior version and eliminate any remaining red-line revisions.  For example, but without limitation, we note the word 'audited' with a strike-through line on page five and the sentence with similar strikethrough on page 16.

Company response:  The Company has reviewed marked changes to the document from the prior version and eliminated any remaining red-line revisions.

2.

We note your response to comment 2 from our letter dated May 11, 2011, and reissue such comment.  Please revise your filing to disclose that Mr. Ijaz has not visited the subject property.  Please also disclose whether he has any plans to visit the subject property, and disclose the expected timing of any such visit.  In addition, please revise your filing to disclose in your filing the information that you provided in your response to comment 3 from our letter dated March 7, 2011.

Company response:  The Company has disclosed on page 21 that “Khurram Ijaz, our President and Chief Executive officer, has not visited the Property but plans to do so upon the completion of the offering of 500,000 shares by the Company.”

3.

 We note your response to comment 3 from our letter dated May 11, 2011, and reissue such comment.  Please advise us, and include risk factor disclosure, as applicable,

regarding the experience of Mr. Puzzo in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining or oil and gas activities, (d) became a delinquent filer, or (e) reported proven or probable reserves.  For each such company, please describe the circumstances to us in necessary detail.  For example, we note Mr. Puzzo's involvement as counsel with the registration statement on Form S-l (File No. 333-153675) for Allora Minerals, Inc. We also note that Allora Minerals materially altered its business plan, named a new control person, and ceased mining activities when it was sold in June 2009 to EPOD Solar Inc.  Information regarding these filings and Mr. Puzzo's involvement can be found in public filings in the EDGAR system available at www.sec.gov.  We may have further comments.

Company response:  Mr. Puzzo’s involvement in any start-up oil and gas company or other new company that is a “reporting issuer” under the Securities Exchange Act of 1934, as amended, as found in public filings in the EDGAR system available at www.sec.gov, is as follows.

Mr. Puzzo currently serves as Secretary and Director of Green Carbon Cooling Technologies Corp., a company which continues to operate under the business it disclosed when it became a reporting issuer.  Mr. Puzzo has stated to us that there is ample evidence of efforts of such company to consummate its business plan and that it continuing operations.

Mr. Puzzo also serves as Secretary and Director of Solar Energy Towers, Inc., a company which continues to operate under the business it disclosed when it became a reporting issuer.  Mr. Puzzo has stated to us that there is ample evidence of efforts of such company to consummate its business, including an executed agreement with an investments bank/registered broker-dealer, which in turn solicited numerous investors and a letter of support from a major US defense contractor verifying the technology of the company to the US Department of Energy and stating its readiness and ability to complete engineering services for the company.  Solar Energy Towers Inc. terminated its registration with the Commission pursuant to a condition of its investment banker to enter into a placement agency agreement with the company.

Mr. Puzzo acted as a Director to CanAm Uranium Corp., a start-up mining company.  Mr. Puzzo did not act as counsel to any party in the reverse merger.  Mr. Puzzo stated that the company engaged in exploratory drilling, reporting its results in press releases and filings with the Commission.  When

CanAm started its operations in October 2006, the price of Uranium was approximately $60 per pound, and its plan of operation anticipated a rise in uranium prices.  CanAm publicly reported its first drilling results in May 2007.  In June 2007, the price of uranium was approximately $136 per pound.   CanAm began negotiating for both further financing and a sale or transfer of control of the company to much larger, well-known mining companies with in-house economies of scale for development with CanAm did not have.  By October 2007, the price of uranium had dropped to about $77 per pound, losing about $59 per pound from 3 months earlier, and during that time, negotiations for both further financing and a sale or transfer of control of the company collapsed, unsurprisingly with the collapse of uranium prices.  Further financing would not be obtainable without stabilization of uranium prices, which only continued to decline, hitting a low of about $40 per pound in June 2010.  By December 2007, the business had failed and all of the officers and directors had resigned.  In February 2009, the company terminated registration with the Commission.

Mr. Puzzo acted as Secretary to Allora Minerals, Inc., a start-up mining company whose Form S-1 was declared effective on October 6, 2008.  Three days earlier, on October 3, 2008, President George W. Bush signed the Troubled Asset Relief Program (TARP”) into law because the financial system of the United States was in danger of collapsing.  Many of the largest banks and corporations in the United States received emergency funding from TARP because of the inability to obtain financing.  This financial crises was global in scope, and Allora Minerals, unsurprisingly, was not immune to it.  Because the financial crisis only worsened, TARP II was signed into law by President Obama in February 2009, only to see the economy and financial markets worsen with a near-death experience in spring 2009.  Unable to obtain any financing for its start-up mining company in such an atmosphere, it appears that shareholders of Allora Minerals apparently did transfer control of the company in June 2009.

The Company believes that this background of Mr. Puzzo is inapposite to the Company’s offering and hence has not included any related risk factor disclosure.

4.

We note your response to comments 5, 6 and 16 from our letter dated May 11, 2011. Please revise your filing to clarify in the use of proceeds, plan of operations, and the prospectus summary sections your plan of operations for the next twelve months and how much it will cost to accomplish such plan.  Such disclosure should address, without limitation, your plans with respect to acquiring additional interests in oil and gas properties, and your exploration plans with respect to the property related to your lease option agreement dated January 14,2011.  In addition, please clarify throughout your filing the sources of the funds that you will need to conduct your l2-month plan of operation.  In particular, we note your statement throughout the filing and on page 29 that with the proceeds of 80% of the primary offering, the plan of operations outlined on pages 28-29 can be accomplished.  However, we note that the use of proceeds outlined on pages 12 and 13 do not appear to contemplate the use of the funds from this offering for all of your activities described in connection with your plan of operations for the next twelve months. We may have additional comments.

Company response:  The Company has obtained advice from its new director, Nathan Guan, and revised its exploration work plan and plan of operations accordingly.  Additionally, the Company has clarified that no proceeds of the offering will be applied to its plan of operations.  Please see page 4, 5, 12, 22 and 29 to the Form S-1.

5.   Please clarify your statement at page 5 that you require minimum funding of approximately $25,000 to conduct your proposed operations for a minimum period of one year.  For example, please describe the operations that you would conduct in connection with such minimum funding.

Company response:  The Company has added the following text to page 5:  “Such $25,000 would cover our costs to maintain minimal operations consisting of $16,000 in legal, accounting and audited fees, $1,000 in travel expenses, $5,000 in management salaries, $1,000 in consulting geologist fees, $1,000 in office supplies, stationery and telephone costs, and $1,000 for acquiring an option for a prospective new property.”

6.   Please clarify throughout your filing your anticipated operations and expenses related to each phase of your exploration program.  See comment 5 from our letter dated May 11, 2011.  For example, and without limitation, we note your statement at page 7 that you believe that your current cash of $1 and the $100,000 cash you anticipate receiving from this offering will be sufficient to complete the first phase of any initial exploration program of any property claim, including the Property.

Company response:  The Company has added the following text to pages 5 smf 7:

In our first phase of planned exploration, we intend to conduct a seismic survey of the Property in the fall of 2011, which we expect will cost $15,000.  If the seismic survey indicates that oil and gas deposits are present, we intend to proceed with phase two of our exploration program, which would be to engage in exploratory drilling, which we expect to cost $65,000.  Subject to the results of the seismic survey, we anticipate commencing with exploratory drilling in spring 2012.  We will require additional funding to proceed with exploratory drilling; we have no current plans on how to raise the additional funding. We cannot provide any assurance that we will be able to raise sufficient funds to proceed with the seismic surveying or the exploratory drilling.

Additionally, the Company has clarified on pages 21, 22 and 29 which items are phases I and II and which costs are ascribable to each.

7. We note your response to comment 7 in our letter dated May 11, 2011, and reissue such comment.  Please provide the disclosure required by Item 407(a) of Regulation S-K.  In particular, identify whether your director is independent under the independence standards applicable to you under paragraph (a)(l) of Item 407.

Company response:  The Company has added the following text to page 33:  “Khurram Ijaz, our sole director, is not an independent director.”

Prospectus Cover Page

8. We note your response to comment 8 from our letter dated May 11, 2011, and reissue such comment. In that regard, we note that your revised disclosure on your prospectus cover page and on page 13 suggests that you may return subscriptions to investors. However, that does not appear to be consistent with your statement that any funds raised from the offering will be immediately available for your use and will not be returned to investors. Please revise.

Company response:  The Company has deleted the text “As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you” on the prospectus cover page and on page 13.

Prospectus Summary, page 4

9. We note your response to comment 9 in our letter dated May 11, 2011.  Please revise your filing to describe the nature of your principal offices in Nevada.

Company response:  The Company has added the following text to pages 5 and 26:  “The Company has decided that until it has the funds to have its own office, it will use the mail and office services offered by its registered agent and has paid for such services so that it would have a principal administrative office.”

Summary Financial Information, page 5

10.  Please revise the label on the balance sheet information from December 31, 2010 to

  March 31, 2011.

Company response:  The Company has revised the label on the balance sheet information on page 5 from “December 31, 2010” to “March 31, 2011.”

Use of Proceeds, page 12

11.  Please remove any reference in your filing to your offering of “$500,000 shares,”

including, without limitation, on page 13.  Please refer to comment 8 in our letter dated May 11, 2011.

Company response:  The Company has changed the text “$500,000” to “100,000 shares” on page 13.

Liquidity and Capital Resources, page 31

12.  We note your response to comment 17 in our letter dated May 11, 2011, and reissue such comment.  Although you indicate that you have revised your Use of Proceeds table in connection with our comment, we were not able to locate such revised disclosure.

Company response:  With respect to being a reporting issuer and comment 10 from the staff’s March 7, 2011 letter, the Company did not revise its Use of Proceeds table.  The Company has inserted the text “by being a “reporting issuer” under the Securities Exchange Act of 1934, as amended” on pages 5 and 31.  The Company has also added a related risk disclosure on page 11.

Significant Employees and Consultants, page 33

13.  We note your response to comment 17 in our letter dated May 11, 2011, in which you provided support for your description of Mr. Ijaz as an independent contractor.  However, given Mr. Ijaz's status as a 71.1 % owner, the sole director, the sole officer, and the sole person operating the company, your description of Mr. Ijaz as “independent” in this context could be confusing to investors. Please revise.

Company response:  The Company has deleted the text “Our officer and director, Khurram Ijaz, in not an employee of the Company. Mr. Ijaz is an independent contractor/consultant to the Company. We currently have no employees.” on page 33, and replaced such text with “Khurram Ijaz, our sole officer and director, is our only employee.”

Balance Sheets, page F-12

14. We note you entered into an oil and gas lease option agreement on January 14, 2011 for $4,000 and that you present this cost as a separate line item titled 'Mineral Lease option.’  Please modify your balance sheet presentation to present this cost as a component of oil and natural gas properties, which should be further categorized into costs for proved and unproved balances. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X.

Company response:  The Company has removed and added oil and has properties (proven and unproven) on Page F-12.

Statements of Cash Flows, page F-14

15. We note you have classified the cash payment for the mineral lease option as an operating activity instead of an investing activity. Please explain to us why you believe this classification is appropriate. Refer to ASC 230-10-45-13.

Company response:  The Company has changed the operating activity to investing activity on page F-14.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo